Exhibit 99.1

NeuroDerm Announces Third Quarter 2016 Financial Results

- Company to host conference call and webcast today at 8:30 a.m. ET -

REHOVOT, Israel – November 10, 2016 – NeuroDerm Ltd. (Nasdaq: NDRM), a clinical stage pharmaceutical company developing drugs for central nervous system (CNS) diseases, today announced financial results for the third quarter ended September 30, 2016 and provided a corporate update.

“Throughout the third quarter we continued to execute our strategic development plans for multiple product candidates within our portfolio, and are well positioned to achieve several key milestones by the end of 2016, including completion of clinical trial 006 and issuing the results of trial 101 with our Parkinson's disease product candidates ND0612H and ND0701, respectively,” said Oded Lieberman, PhD, CEO of NeuroDerm. “With additional ND0612H trial initiations planned for later this year or early next year, we expect to enter 2017 with significant momentum to realize our clinical and commercial development goals. In late October, 2016, we had an end of phase 2 meeting with the FDA to discuss our clinical development program. We anticipate providing an update on that meeting upon receiving the FDA’s formal feedback. We also remain on track to meet with EU authorities in January 2017.”

Upcoming 2016 Milestones

The currently anticipated timelines for the Company’s ongoing and upcoming clinical trials are as follows:

ND0612H

•	Efficacy, safety, tolerability and pharmacokinetics study (US) (trial 006): ongoing; trial completion expected by the end of 2016.
•	Definitive PK Study (EU) (trial 009): initiation expected at the end of 2016 or beginning of 2017.
•	Phase III efficacy trial (US) (trial 010): initiation expected at the end of 2016 or beginning of 2017.

ND0612L

•	iNDiGO phase III efficacy trial (trial 007): ongoing, trial completion expected by the end of 2017.

ND0612

•	BeyoND long term safety trial (trial 012): ongoing, trial completion timeline on track to support a first half 2018 submission of regulatory applications.

ND0701

•	Bioequivalence trial (EU) (trial 101): completed, trial results expected by the end 2016.

Financial Results for the Quarter Ended September 30, 2016

Research and development expenses, net were $7.8 million in the three months ended September 30, 2016 compared to $3.7 million in the same period in 2015. The increase was primarily due to an increase in subcontractors and materials, mainly from our ongoing clinical trials.

General and administrative expenses were $1.4 million in the three months ended September 30, 2016 compared to $1.2 million in the same period in 2015. The increase was primarily due to an increase in payroll and related expenses and an increase in costs related to our patents and trademarks.

The Company reported a net loss of $9.1 million in the three months ended September 30, 2016 compared to $1.5 million for the same period in 2015. The increase in net loss was primarily due to the increase in research and development expenses, net, and due to a decrease in financial income as a result of a change in our functional currency, from New Israel Shekel to the U.S. dollar, effective January 1, 2016.

Financial Results for the Nine Months Ended September 30, 2016

Research and development expenses, net were $17.5 million in the nine months ended September 30, 2016 compared to $8.7 million in the same period in 2015. The increase was primarily due to an increase in subcontractors and materials, mainly from our ongoing clinical trials.

General and administrative expenses were $4.4 million in the nine months ended September 30, 2016 compared to $3.1 million in the same period in 2015. The increase was primarily due to an increase in payroll and related expenses and an increase in share-based compensation expenses.

The Company reported a net loss of $21.4 million in the nine months ended September 30, 2016 compared to $8.9 million for the same period in 2015. The increase in net loss was primarily due to the increase in research and development expenses, net, and due to a decrease in financial income as a result of a change in our functional currency, from New Israel Shekel to the U.S. dollar, effective January 1, 2016.

As of September 30, 2016, the Company had cash and cash equivalents and short-term bank deposits totaling $81.1 million.

The Company is a clinical-stage pharmaceutical company with a limited operating history, has not yet generated revenue from its operations and continues to incur significant research and development and other expenses related to its ongoing operations. The Company is still in the early stages of development of its product candidates. Accordingly, there is no assurance that the Company’s business will generate positive cash flow. As of September 30, 2016, the Company had an accumulated deficit of $169.6 million and its activities have been funded through public and private offerings of the Company's securities and issuance of convertible loans and warrants.

Conference Call Details

NeuroDerm will host a conference call at 8:30 a.m. ET today to discuss the Company’s 2016 third quarter financial results and provide a corporate update. To access the call, dial 844-452-2810 (U.S.) or 574-990-9831 (outside of the U.S.). The passcode is 4383768. A live webcast will be available in the Events and Presentations section of the Investor Relations page at NeuroDerm.com. Please log in approximately 5-10 minutes prior to the scheduled start time.

2

About NeuroDerm

NeuroDerm is a clinical-stage pharmaceutical company developing central nervous system (CNS) product candidates that are designed to overcome major deficiencies of current treatments and achieve enhanced clinical efficacy through continuous, controlled administration. The company has three product candidates in different stages of development which offer a solution for almost every Parkinson’s disease patient from the moderate to the very severe stage of the disease. The company has developed a line of levodopa and carbidopa (LD/CD) product candidates administered through small belt pumps that deliver a continuous, controlled dose of LD/CD. The LD/CD product candidates are ND0612L and ND0612H, which are used for treatment of moderate and advanced Parkinson’s disease patients, respectively, and which are delivered subcutaneously. In addition, NeuroDerm is developing ND0701, a novel subcutaneously delivered apomorphine formulation for patients who suffer from moderate to severe Parkinson’s disease and who do not respond well to LD/CD. NeuroDerm is headquartered in the Weizmann Science Park in Rehovot, Israel.

Forward-Looking Statements

This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance and may be identified by words like "anticipate," "assume," "believe," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "future," "will," "seek" and similar terms or phrases. The forward-looking statements contained in this press release are based on management's current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2015 filed with the Securities and Exchange Commission. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

3

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,	September 30,
Assets:	2015	2016

Current assets:
Cash and cash equivalents	$84,735	$73,039
Short-term bank deposits	15,103	8,067
Prepaid expenses and receivables	625	1,845
	100,463	82,951
Non-current assets:
Restricted bank deposits	104	108
Long-term prepaid expenses	149	148
Property, plant and equipment, net	152	888
	405	1,144
Total assets	$100,868	$84,095

4

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	December 31,	September 30,
Liabilities and Shareholders’ deficit:	2015	2016
Liabilities:
Current liabilities:
Accounts payable:
Trade	$592	$1,830
Other	3,176	3,435
	3,768	5,265
Shareholders payable	44	-
Total Liabilities	3,812	5,265
Shareholders’ deficit:
Share capital:
Ordinary Shares, NIS 0.01 par value – authorized – 160,000,000 shares at December 31, 2015 and September 30, 2016, issued and outstanding – 21,609,787 shares and 21,720,346 shares at December 31, 2015 and September 30, 2016, respectively.	37	37
Additional paid-in capital	239,293	239,511
Share-based compensation capital reserve	8,004	10,960
Accumulated deficit	(148,238)	(169,638)
Foreign currency translation differences	(2,040)	(2,040)
Total shareholders' deficit	97,056	78,830
Total liabilities and shareholders' deficit	$100,868	$84,095

5

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

(U.S. dollars in thousands, except per share data)

	Nine months ended		Three months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2016	2015	2016
Operating expenses:
Research and development	$9,405	$17,490	$3,896	$7,804
Participation in research and development	(725)	-	(242)	-
Research and development, net	8,680	17,490	3,654	7,804
General and administrative	3,125	4,431	1,235	1,431
Operating loss:	11,805	21,921	4,889	9,235
Financial income	2,937	531	3,412	140
Financial expenses	11	10	3	5
Financial income, net	(2,926)	(521)	(3,409)	(135)
Net loss	8,879	21,400	1,480	9,100
Other comprehensive loss -
Items that will not be reclassified
to profit or loss -
Foreign currency translation differences	2,310	-	3,396	-
Total comprehensive loss	$11,189	$21,400	$4,876	$9,100
Basic and diluted loss per ordinary share	$0.49	$0.99	$0.07	$0.42

6

NEURODERM LTD.

CONDENSED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended		Three months ended
	September 30,	September 30,	September 30,	September 30,
	2015	2016	2015	2016
Cash flows from operating activities:
Net loss	$(8,879)	$(21,400)	$(1,480)	$(9,100)
Adjustments in respect of:
Depreciation	32	61	12	30
Share-based compensation to employees and service providers	1,867	2,956	815	1,032
Interest and exchange differences on Short- term deposits and restricted deposits	247	32	(860)	4
Exchange differences in respect of cash and cash equivalents	(2,807)	(72)	(2,510)	(12)
	(9,540)	(18,423)	(4,023)	(8,046)
Changes in asset and liability items:
Decrease (increase) in prepaid expenses and receivables (including non-current portion)	(280)	(1,211)	34	(394)
Increase (decrease) in accounts payable:
Trade	919	1,051	659	103
Other	(907)	259	(649)	166
Payment of shareholders' interest payable	(993)	(44)	-	(44)
	(1,261)	55	44	(169)
Net cash used in operating activities	(10,801)	(18,368)	(3,979)	(8,215)
Cash flows from investing activities:
Purchase of property, plant and equipment	(55)	(610)	(7)	(553)
Investment in short- term bank deposits	(23,510)	(24,000)	-	-
Proceeds from short-term bank deposits	8,545	31,000	8,545	8,000
Net cash provided by (used in) investing activities	(15,020)	6,390	8,538	7,447
Cash flows from financing activities -
Proceeds from exercise of options granted to employees	46	210	46	103
Issuance of ordinary shares, net of issuance costs	71,902	-	71,902	-
Net cash provided by financing activities	71,948	210	71,948	103
Increase (decrease) in cash and cash equivalents	46,127	(11,768)	76,507	(665)
Balance of cash and cash equivalents at beginning of the period	43,238	84,735	13,011	73,692
Foreign currency translation differences
in respect of cash and cash equivalents	(2,690)	-	(2,546)	-
Exchange differences in respect of cash and
cash equivalents	2,807	72	2,510	12
Balance of cash and cash equivalents at end of period	$89,482	$73,039	$89,482	$73,039

Supplementary information:
Interest received from cash and cash equivalents and bank deposits	99	528	78	165
Investing activities not involving cash flows- Purchasing of property, plant and equipment on credit	-	187	-	187

# # #

7

NeuroDerm Contact:

Oded S. Lieberman, PhD, CEO

oded@neuroderm.com

Tel.: +972-8-946 2729

Cell: +1-617-517 6077

U.S. Investor Contact:

David Carey

Lazar Partners Ltd.

dcarey@lazarpartners.com

+212-867-1768

8